August 17, 2007

Ms. Janice McGuirk
Division of Corporate Finance
U.S. Securities & Exchange Commission
Washington, D.C. 20549

RE:          Royal Spring Water, Inc. (“the Company”)
Amendment No. 4 to Registration Statement on
Form SB-2
Filed June 6, 2007
File No. 333-136850

Dear Ms. McGuirk:

We represent the Company. We are in receipt of your letter dated June 28, 2007 regarding the above referenced filing and the following are our responses:

Prospectus Cover Page

1.	Please revise to add a clear statement about the presence of a concurrent stock offering. Also state the price per share, ($2.30) for the other offering.

Answer:
This section has not been revised to discuss the concurrent stock offering since the SB-2 Registration filed for such concurrent offering has been withdrawn and the shares being registered in such concurrent offering have been added to this registration statement.

2.
We note the new language set forth in paragraph 3.  In as much as the offering price has been set at a fixed price of $2.00 per share, please explain the meaning of the fourth sentence, “[W]e anticipate that the Selling Shareholders will sell their shares directly into the market during the next six months on the pink sheets at a fixed price of $2.74 per share and sold until the securities become quoted on the OTCB or listed on an exchange,” Please revise similar later disclosures in your prospectus as appropriate.

Answer:	This section and other sections of the prospectus have been revised to remove the fixed selling price and to state that the selling shareholders will sell at market prices.

Summary Financial Information, page 6

3.	Please revise the amended Form SB-2 to provide descriptions for each applicable row in the Statements of Operations Data.

Answer:	This section has been updated for the most recent financials and to provide descriptions for each applicable row in the Statement of Operations Data.

Risk Factors, page 7

4.
Please consider the appropriateness of adding a risk factor that addresses the potential risk of having two concurrent stock offerings, especially in the light of the fact that these offerings are priced differently.

Answer:	This risk factor has not been added because as set forth above the registration statement for the concurrent stock offering has been withdrawn.

Selling Shareholders, page 11

5.	Here is another appropriate section of the prospectus, please discuss the concurrent stock offering (SEC file no. 333-142755)

Answer:	This section has not been revised since there is no longer a concurrent stock offering.

6.	State the two (2) offerings on behalf of the selling shareholders are being sold at different prices. This offering is priced at $2.00 or $2.74 per share while the other is priced at $2.30 per share.

Answer:
This section has not been revised for this since there are no longer 2 offerings at separate prices.  This section has been revised to add the additional selling shareholders from the convertible notes.

7.	Briefly explain the factors considered in determining the different prices for these selling shareholder offerings and the reason(s) for doing this.

Answer:	As set forth above, there are no longer different prices for the offerings. All selling shareholders can sell at market.

Description of Business

Overview, page 19

8.
As previously requested in the staff’s comment #4 in our letter dated May 2, 2007, please disclose the percentage of shares represented by the 1,489,432 shares given to Messrs. Goldstein and Hazen, each.

Answer:	This section has been revised to disclose that the percentage of shares represented by the 1,489,432 shares given to Mssrs. Goldstein and Hazen was 5 percent.

9.	Disclose the percentage represented by Mr. Itamar Cohen’s beneficial ownership of 2.3 million shares of the company’s stock.

Answer:	This section has been revised to disclose the percentage represented by Mr. Itamar Cohen’s beneficial ownership of 2.3 million shares of the company’s stock was 7.7%.

Management’s Discussion and Analysis or Plan of Operation, page 22

10.
Revise to provide a discussion of results of operations for the interim period ended February 28, 2007 since you have recognized revenue for the first time during this period.  Please include in the discussion the source and nature of the revenue recognized during the period.

Answer:
This section has been revised to provide a discussion of results of operations for the interim period ended May 31, 2007 since the Company recognized revenue for the first time during this period and has included in the discussion the source and nature of the revenue recognized during the period.

Application of Critical Accounting  Policies, page 26

11.
Considering that as of the fiscal quarter ended February 28, 2007, you have sales; please revise MD&A to include a critical accounting estimates section to address the existence of highly material estimates or assumptions and how these matters may affect the financial statements (e.g. revenue recognition, inventory valuation, ect.).  Your revised disclosure should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements.  Your disclosure should discuss the judgments and uncertainties that affect the application of your critical accounting policies and the likelihood that materially different amounts could be reported under different conditions or using different assumptions.  Please refer to the Commission’s guidance concerning Critical Accounting Estimates and revise Management’s Discussion and Analysis to comply with the required disclosures as necessary.  The guidance is available on the SEC website at www.sec.gov/rules/intern/33-8350.htm.

Answer:
The management discussion and analysis has been revised to include a critical accounting estimates section to address the existence of highly material estimates or assumptions and how these matters may affect the financial statements.

Part ll

Item 27, Exhibits and Financial Statement….

Interim Financial Statements

12.	Provide a revenue recognition policy that explains how and when you recognize revenue. Discuss also how any post-shipment obligation affects the timing of revenue recognition.

Answer:
The accounting policies have been updated to provide a revenue recognition policy that explains how and when we recognize revenue and how any post-shipment obligation affects the timing of revenue recognition.

Exhibits

13.	It is noted that Exhibits A, B, and F are filed as “correspondence” in the EDGAR system. Please file them as exhibits and insure that the Exhibit Index reflects the proper filing of these documents.

Answer:	Exhibits A, B and F are filed as exhibits and the Exhibit Index has been revised to reflect the proper filing of these documents as exhibits 10.4, 10.5 and 10.6.

14.
It is further noted that the Exhibit Index refers to Exhibit 10.2 – “Line of Credit Agreement” but the actual documents is entitled, “Purchasing Agreement”.  Also exhibit 10.3- is listed in the Index as “Convertible Debenture Agreement”, but the actual document is “Securities Purchase Agreement.”  Please revise.

Answer:	This Exhibit Index has been revised accordingly.

Exchange Act Filings

15.	Revise the Form 10-QSB for the six months ended February 28, 2007 to comply with all comments cited above as applicable.

Answer:	The Form 10-QSB for the six months ended February 28, 2007 and nine months ended May 31, 2007 has been amended to comply with all comments set forth above.

Very truly yours,

ANSLOW & JACLIN, LLP

By:   /s/  Gregg E. Jaclin
GREGG E. JACLIN